August 27, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Amendment No. 3 to Registration Statement on Form S-1

CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 24, 2021, to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on August 5, 2021. For your convenience, the Staff’s comments have been set forth below in bold face type in their entirety, with the Company’s response to a particular comment set out immediately beneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Description of Capital Stock, page 81

1.	We note your response to our prior comment 4 and re-issue it in part. Please disclose the conversion formula for the Class A Non-Voting Common Stock.

Response:	The Company has revised its disclosure on page 82 in response to the Staff’s comment.

Principal Stockholders, page 85

2.

Please reconcile your reference in this section to 20,914,899 shares of common stock outstanding as of August 2, 2021, with your disclose elsewhere in your filing, including in your Selling Stockholders section, to 50,462,767 shares of common stock outstanding as of such date.

Response:

The Company has revised Page 86 to reflect the amount of common stock outstanding as of August 24, 2021. The Company has also added more detail on Page 91 breaking down the types of stock issued which consists of Common, Class A and Class B to tie to the 50,462,767.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940    800.215.2137    305.704.5955 Fax    cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

August 27, 2021

Financial Statements, page F-1

3.	Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Response:	The Company has revised the Form S-1 to include the financial information for the second fiscal quarter of 2021 as required by Rule 8-08 of Regulation S-X.

Exhibits

4.

We note your response to our prior comment 8. Please revise your disclosure on page 47 to clarify that your Amended and Restated Certificate of Incorporation supersedes the Certificate of Designations, Powers, Preferences and Rights for the Class A Non-Voting Common Stock, as you state in your response.

Response:	The Company has revised its disclosure on page 81 in response to the Staff’s comment.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor